August 15, 2005

Mr.Larry Spirgel
Assistant Director
Division of Corporate Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington DC 20549

RE: Superclick, Inc. Comment Letter dated July 27, 2005
Form 10-KSB for the fiscal year ended October 31, 2005; Forms 10-QSB for the Fiscal Quarters Ended January 31, 2005 and April 30, 2005

File No. 333-31238

Dear Mr. Spirgel,

In response to your comments in your letter dated July 27, 2005 regarding your review of Form 10-KSB for the fiscal year ended October 31, 2005; Forms 10-QSB for the Fiscal Quarters Ended January 31, 2005 and April 30, 2005, and to the "adequacy and accuracy" of the disclosures therein, we have (a) filed a Form 8-K in accordance with Item 4.02 of the Securities Exchange Act of 1934; (b) made amendments to Item 8A in our 10-KSB for the fiscal year ended October 31, 2004 and to Part 1 Item 3 on our Forms 10-QSB for the periods ended January 31, 2005 and April 30, 2005; (c) made amendments in the aforementioned filings to conform with Item 308(c) of Regulation S-B; and (d) amended our Certifications on the aforementioned filings to conform exactly to the form provided for in the revised rules release effective August 14, 2003. In light of the fact that each of the Forms referred to herein have required amended Certifications, we have re-filed each of them in their entirety.

In response to Comment 5, we have amended and restated our financial statements for the fiscal quarters ended January 31 and April 30, 2004 included in the filed Form 10-QSB/A reports for the fiscal quarters ended January 31, 2005 and April 30, 2005.

In response to Comment 6, we have amended our Rule 13a-14(a) Certifications in the Form 10-QSB/A reports for the fiscal quarters ended January 31, 2005 and April 30, 2005 to conform exactly to the form provided for in the revised rules release effective August 14, 2003 and pursuant to Item 601(b)(31) of Regulation S-B and Securities Act Release No. 33-8238. Since we have filed the Rule 13a-14(a) certifications with the amendment, we have included the referenced Form 10-QSB/A reports in their entirety in our amendment.

We have included with this response letter:

1)       Form 8-K, re: Item 4.02 filed with the SEC on August 10, 2005
2) Form 10-QSB/A Amendment No. 3 for the Quarter ended January 31, 2005, originally filed with the SEC on March 16, 2005 and most recently (pursuant to the SEC's July 27,2005 comment letter) amended and filed with the SEC on August 15, 2005


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3)    Form 10-QSB/A Amendment No. 3 (track changes) for the Quarter ended
      January 31, 2005 and filed on August 15, 2005.

4) Form 10-QSB/A Amendment No. 1 for the Quarter ended April 30, 2005, originally filed with the SEC on July 17, 2005 and most recently (pursuant to the SEC's July 27, 2005 comment letter) amended and filed with the SEC on August 15, 2005.

5) Form 10-QSB/A Amendment No. 1 (track changes) for the Quarter ended April 30, 2005 and filed on August 15, 2005.

6) Form 10-KSB/A Amendment No. 3 for the Year ended October 31, 2004, originally filed on January 28, 2005, and most recently (pursuant to the SEC's July 27, 2005 comment letter) amended and filed with the SEC on August 15, 2005.

7) Form 10-KSB/A Amendment No. 3 (track changes) for the Year ended October 31, 2004 and filed on August 15, 2005.



Sincerely,

Todd M. Pitcher
Interim Chief Financial Officer
Superclick, Inc.
4275 Executive Square
Suite 215
La Jolla, CA 92037
(858) 518-1387 Phone
(858) 279-1799 Fax
tpitcher@san.rr.com
-------------------


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Form 10-KSB/A for the fiscal year ended October 31, 2004

General

1.       Regarding Comment 1. We have filed a Form 8-K in accordance with Item
         4.02 of the Securities Exchange Act of 1934.

Item 8A. Controls and Procedures

2. Regarding Comment 2. We have removed our disclosure that our disclosure controls can provide only "reasonable assurance" that the objectives of our controls systems are met.

3. Regarding Comment 3. Pursuant to Item 308(c) of Regulation S-B, we have inserted the following disclosure in Item 8A:

         In accordance with Item 308 (c) of Regulation S-B, there were no changes in the Company's internal control reporting in connection with the Company's evaluation of its internal controls that occurred during the most recent fiscal quarter covered by this Form 10-KSB.

Form 10-QSB for the Fiscal Quarter ended January 31, 2005 and Form 10-QSB for the Fiscal Quarter ended April 30, 2005

4.       Regarding Comment 4. We have filed a Form 8-K in accordance with Item
         4.02 of the Securities Exchange Act of 1934 disclosing the restatement of the Company's financial statements included on the Form 10-QSB for the fiscal quarter ended January 31, 2005; and

         On Forms 10-QSB for the Fiscal Quarter Ended January 31 and on the Form 10-QSB for the Fiscal Quarter Ended April 30, 2005, we have (a) removed our disclosure that our disclosure controls can provide only "reasonable assurance" that the objectives of our controls systems are met from Item 2; and (b) pursuant to Item 308(c) of Regulation S-B, we have inserted the following disclosure in Part 1 Item 3 , Controls and
         Procedures:

         In accordance with Item 308 (c) of Regulation S-B, there were no changes in the Company's internal control reporting in connection with the Company's evaluation of its internal controls that occurred during the most recent fiscal quarter covered by this Form 10-QSB.

         On Form 10-QSB for the Fiscal Quarter Ended April 30, 2005, and in conformity with Item 308(c) of Regulation S-B, we added the additional disclosure that:

         However, during the most recent quarter covered by this Form 10-QSB, we undertook to begin evaluating upgrade software accounting systems to enhance our existing accounting system with the addition of new accounting software. We believe this will enhance our system of internal controls. This anticipated upgrade is being made in response to deficiencies in our internal controls.

5. Pursuant to Comment 5, we have restated our 10-QSB for both the periods ended January 31, 2005 and April 30 2005 to reflect the following:

         Amendment No. 3 on Form 10-QSB/A for Superclick, Inc. (the "Company") for the quarter ended January 31, 2005 is being filed to amend:

         [ x ] Part I, Item 1, Financial Statements (1) Update Services revenue to reflect that portion that should have been deferred as of the quarter ended January 31, 2004; (2) Update the Statement of Cash Flows to reflect the decrease in revenue for the portion of deferred revenue that was originally included in the quarter ended January 31, 2004.

         [ x ] Part I, Item 2. Management's Discussion & Analysis (1) Update results of Company's operations to reflect restated financial statements; (2) Update results of operations discussion for decrease in revenue for the quarter ended January 31, 2004;

         [ x ] Part I, Item 3. Controls and Procedures. Clarification of Company's evaluation of its internal controls in conformity with Item 308(c) of Regulation S-B.

         [x ] Part II, Item 4. Exhibits 31 Rule 13a-14(a) Certifications to conform exactly to Item 601(b)(31) of Regulation S-B and Securities Act Release No. 33-8238.

         Amendment No. 1 on Form 10-QSB/A for Superclick, Inc. (the "Company") for the quarter ended April 30, 2005 is being filed to amend and restate items described below contained in the Company's Quarterly Report on Form 10-QSB for such period originally filed with the Securities and Exchange Commission on July 17, 2005.

         [ x ] Part I, Item 1, Financial Statements (1) Update Services revenue to reflect that portion that should have been deferred as of the quarter ended April 30, 2004; (2) Update the Statement of Cash Flows to reflect the decrease in revenue for the portion of deferred revenue that was originally included in the quarter ended April 30, 2004.

         [ x ] Part I, Item 2. Management's Discussion & Analysis (1) Update results of Company's operations to reflect restated financial statements; (2) Update results of operations discussion for decrease in revenue for the quarter ended April 30, 2004.

         [ x ] Part I, Item 3. Controls and Procedures. Clarification of Company's evaluation of its internal controls in conformity with Item 308(c) of Regulation S-B.

         [ x ] Part II, Item 4. Exhibits 31 Rule 13a-14(a) Certifications to conform exactly to Item 601(b)(31) of Regulation S-B and Securities Act Release No. 33-8238.

6. We have amended our 10-KSB report (No.3) for the fiscal year ended October 31, 2004 and our 10-QSB filings for the fiscal quarters ended January 31, 2005 (No.3) and April 30, 2005 (No.1) to include exhibits 31 Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003 (regarding the 10-QSB filings see our response 5 above, and the Amended 10-QSB(s) for the quarters ended January 31, 2005 and April 30, 2005 files with the SEC on August 15, 2005).